Exhibit 10.1

Summary of
Fiscal 2011 Management Incentive Plan
for Tandy Brands Accessories, Inc.

On June 29, 2010, the Board of Directors of Tandy Brands Accessories, Inc. (the “Company”), upon recommendation of the Company’s Compensation Committee, approved the Company’s fiscal 2011 management incentive plan, pursuant to which cash bonuses for the Company’s executive officers will be determined for fiscal 2011. Under the management incentive plan, target payout opportunities are expressed as a percentage of base salary, with threshold, target and maximum payout opportunities expressed as a percentage of the target award (actual payouts may generally range anywhere between the threshold and maximum percentages). No cash bonuses will be paid if threshold performance is not achieved. For fiscal 2011, the Board of Directors approved the target bonus for the Company’s Chief Executive Officer at 75% of base salary and the target bonus for the Company’s other executive officers at 50% of base salary. Bonus amounts will vary depending on the Company’s performance against target goals. If the Company achieves (a) the threshold level, the participant would be eligible for 50% of the target bonus, (b) the target level, the participant would be eligible for 100% of the target bonus, and (c) the maximum level, the participant would be eligible for 200% of the target bonus. The actual bonus paid may be varied up to 20% higher or lower based on a subjective assessment of the individual’s performance and contribution to achieving the Company’s goals.

Payout opportunities are based 25% on net revenue and 75% on profit before tax and are set at performance levels that, in the judgment of the Compensation Committee and the Board of Directors, will facilitate the Company’s overall growth and performance. In addition, the Board may, in its discretion, adjust the target measures to exclude one-time, non-operating items that may occur during the performance period. All executive officer payouts are subject to Board approval.